Exhibit 99.1

CureVac Provides Update on Trial Dates for Patent Litigation Across Multiple Geographies Against Pfizer/BioNTech

•	New trial date for U.S. patent litigation set for March 3, 2025, following settlement with Acuitas Therapeutics

•	First instance decision on validity of EP 3 708 668 B1 (split poly-A tail technology) scheduled for March 25, 2025, by European Patent Office in the context of the German patent litigation

•	UK trial on validity of intellectual property rights EP 3 708 668 B1 and EP 4 023 755 B1 (split poly-A tail technology) began July 10; judgement expected later in 2024

TÜBINGEN, Germany/BOSTON, USA – July 11, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced the latest trial dates for its ongoing patent litigation against Pfizer/BioNTech in multiple geographies including the U.S., UK and Germany.

The U.S. trial against Pfizer/BioNTech will take place on March 3, 2025, before the U.S. District Court of the Eastern District of Virginia. A previously issued court recommendation to stay the proceedings for all 10 U.S. patents was withdrawn. The recommendation had followed a motion by Acuitas Therapeutics to intervene, sever and stay proceedings based on co-owner and co-inventorship claims. It was resolved after both companies reached a settlement in April 2024, which provided Acuitas licenses to several patents, including three out of four disputed U.S. patents. These three patents have been withdrawn from the U.S. patent litigation against Pfizer/BioNTech. In return, Acuitas acknowledges that CureVac is the sole owner of the disputed patents.

Litigation in Europe will continue March 25, 2025, with a hearing on the validity of EP 3 708 668 B1 (split poly-A tail technology), before the Opposition Division of the European Patent Office. The infringement action in relation to this patent was previously suspended pending the validity determination by the European Patent Office. In the German patent litigation against Pfizer/BioNTech, the settlement with Acuitas Therapeutics led to the withdrawal of two utility models covering equivalent claims to the three patents withdrawn in the United States. As previously announced, a hearing before the infringement court of Düsseldorf covering the European patent EP 4 023 755 B1 (split poly-A tail technology) and the utility model DE 20 2021 004 130 U1 (COVID-19 vaccine design), is scheduled for September 10, 2024.

Furthermore, a trial in the UK has started on July 10, 2024. It is based on a declaration of non-infringement and request for revocation by Pfizer/BioNTech in the UK for the two CureVac patents EP 3 708 668 B1 and EP 4 023 755 B1 (split poly-A-tail technology). CureVac counterclaimed for infringement. A judgement is expected later in 2024. The trial for the further involved patent EP 1 857 122 B1 (G/C enrichment technology) will be set for a later time point.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media Contact

Patrick Perez, Junior Manager Public Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1831

M: +49 151 14 115247

patrick.perez@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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